Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS RECORD 2014 FINANCIAL AND OPERATING RESULTS

TORONTO, ONTARIO -- (Marketwired — March 26, 2015) — Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the full-year and fourth quarter 2014. Full details of the results are provided in the Company’s Consolidated Financial Statements and Management’s Discussion & Analysis, which are available on the Company’s website at www.lsgold.com and on SEDAR at www.sedar.com.

Key highlights of the 2014 results include:

•                  Record production of 185,600 ounces, 38% increase from 2013

•                  2014 target: 160,000 to 180,000 ounces

•                  23% improvement in cash operating cost(1) per ounce sold to US$592

•                  2014 target: US$675 to US$775

•                  23% improvement in all-in sustaining cost(2) per ounce sold to US$872 (based on production costs(3) of $120.3 million)

•                  2014 target: US$950 to US$1,050

•                  $44.7 million of debt repayments

•                  2014 target: $20.0 to $25.0 million

•                  29% increase in ore reserves

•                  2014 target: replace reserves mined in 2014

Cash and bullion(4) at December 31, 2014 totaled $61.5 million, an increase of $27.5 million or 81% from $34.0 million at December 31, 2013. As at March 25, 2015, the Company’s cash and bullion was approximately $75.0 million.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We had a record year in 2014 with production, cash operating costs, all-in sustaining costs and total production costs all beating our targets for the year.  We also grew our cash position by over 80% and paid off most of our senior secured debt. During the fourth quarter, we achieved a major milestone, reaching a half million ounces of total gold production from our Timmins operations. We finished the year strong, with both cash operating costs and all-in sustaining costs during the fourth quarter continuing to beat our full-year target ranges.

“Turning to 2015, we have continued to generate strong operating results, increase our cash and reduce debt during the first quarter. We also recently announced a 29% increase in our reserves, adding to mine life at both Timmins West and Bell Creek. At the 144 Gap Zone, we have made additional progress with exploration drilling, tripling the minimum strike length of the Zone and identifying a sizable high-grade core. We now have seven drills working at the 144 Gap and have advanced our exploration drift from Thunder Creek over 200 metres. We plan on having considerable news flow about the 144 Gap discovery throughout 2015, and are planning to establish a first resource for the end of 2015, to be released in the first quarter of 2016.”

For the fourth quarter of 2014, production totaled 43,200 ounces, cash operating costs averaged US$597 per ounce sold, all-in sustaining costs averaged US$915 per ounce sold and total production costs were $28.1 million. Total debt repayments during the quarter were $23.7 million, including a payment of $20.0 million to fully repay the Company’s standby line of credit (“Standby Line”) on December 31, 2014.

Net earnings in 2014 totaled $23.6 million or $0.06 per common share, which compared to net loss of $233.5 million or $0.56 per common share in 2013. The net loss in 2013 largely related to an impairment charge of $225.0 million. Adjusted net earnings(5), which exclude impairment charges, other income/losses and significant non-cash, non-recurring items, totaled $28.6 million in 2014, or $0.07 per common share, compared to an adjusted net loss of $3.6 million or $0.01 per common share in 2013.

During the fourth quarter of 2014, the Company reported a net loss of $1.5 million or $0.00 per common share, which compared to a net loss of $225.7 million or $0.54 per common share in the fourth quarter of 2013 (reflecting the $225.0 million impairment charge). The net loss in the fourth quarter of 2014 included a $3.6 million expense from the write off of unamortized debt transaction costs and fees related to the early repayment of the Company’s Standby Line. Adjusted net earnings in the fourth quarter of 2014 totaled $2.5 million or $0.01 per common share compared to adjusted net earnings of $2.3 million or $0.01 per common share in the fourth quarter of 2013.

Outlook

In 2015, the Company is targeting gold production of 170,000 — 180,000 ounces with estimated cash operating costs per ounce sold in the range of US$650 to US$700, all-in sustaining costs per ounce sold between US$950 and US$1,000 and total production costs of $125.0 million. The 2015 targets for production and units costs are similar to the target ranges established a year earlier for 2014.

The Company is well financed to meet its operating, capital investment and debt repayment requirements during 2015, including fully repaying its senior secured debt by the end of May. In addition, based on its 2015 business plan and current market conditions, the Company is positioned to generate significant free cash flow during the year. The Company’s cash and bullion increased from $61.5 million at December 31, 2014 to approximately $75.0 million at March 25, 2015.

Additionally in 2015, the Company is targeting to replace reserves mined in the year, and advance the 144 Gap discovery. To achieve these targets, the Company is planning over 200,000 metres of drilling in 2015, including 120,000 metres of drilling at the 144 Gap Zone. The work program at 144 Gap includes $18.0 million of exploration expenditures and will involve approximately 90,000 metres of surface drilling, 30,000 metres of underground drilling and development to drive an exploration drift from Thunder Creek to establish an underground drill platform. The drift is scheduled for completion during the third quarter of 2015.  The Company’s goal is to establish a first resource at the 144 Gap Zone for December 31, 2015, which will be released as part of the next resource update early in 2016.

The Company’s Outlook section contains forward-looking information within the meaning of certain securities laws. The Outlook section, also included in the Company’s MD&A, represents the Company’s guidance and forms the basis for most of the forward-looking information disclosed elsewhere in these documents and in other areas such as other press releases, newsletters, fact sheets and the Company’s website. Readers are directed to the Forward-Looking Statements advisory at the end of this press release for cautionary language relating to forward-looking information.

Consolidated Financial Information

	Quarter ended December 31,		Year ended December 31,
(in $’000, except the per share amounts)	2014	2013	2014	2013

Revenue	$56,080	$65,814	$256,144	$192,647
Production costs	$28,076	$31,952	$120,303	$107,491
Earnings (loss) from mine operations	$11,889	$(213,260)	$64,112	$(200,049)
Earnings (loss) from operations and associates	$5,144	$(218,577)	$45,567	$(219,624)
Earnings (loss) from continuing operations*	$(1,500)	$(225,693)	$23,614	$(229,167)
Net earnings (loss)*	$(1,500)	$(225,693)	$23,614	$(233,469)
Basic net income (loss) per share from continuing operations	$(0.00)	$(0.54)	$0.06	$(0.55)
Basic net income (loss) per share	$(0.00)	$(0.54)	$0.06	$(0.56)
Cash flows from continuing operating activities	$21,736	$38,112	$111,256	$70,647

* Net loss in fourth quarter 2014 included $3.6 million expense from write off of unamortized debt transaction costs and fees related to early repayment of Standby Line

Key Performance Drivers

	Quarter ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Tonnes milled	331,500	321,800	1,245,900	952,700
Grade (gpt)	4.2	5.2	4.8	4.6
Average mill recoveries	96.7%	96.3%	96.6%	95.8%
Ounces produced	43,200	51,700	185,600	134,600
Ounces poured	42,400	51,400	186,500	129,600
Ounces sold	41,200	49,600	183,300	135,600
Average price (US$/oz)	$1,200	$1,261	$1,269	$1,377
Average price ($/oz)	$1,360	$1,328	$1,398	$1,422
Cash operating costs (US$/oz)	$597	$609	$592	$766
Cash operating costs ($/oz)	$679	$640	$654	$789
All - in sustaining costs (US$/oz)	$915	$849	$872	$1,139
All - in sustaining costs ($/oz)	$1,040	$891	$963	$1,174
Cash earnings from mine operations ($000s)	$28,117	$34,089	$136,249	$85,686
Adjusted net earnings (loss) ($000s)	$2,493	$2,310	$28,570	$(3,593)
Adjusted net earnings (loss) per share ($/share)	$0.01	$0.01	$0.07	$(0.01)

Conference Call & Webcast

Lake Shore Gold will also host a conference call and webcast on Thursday, March 26, 2015 at 2:30 pm EST to discuss the Company’s full-year and fourth quarter 2014 financial and operating results (see call-in numbers that follow). The call will also be webcast and available on the Company’s website.

Conference & Re-dial ID: 5948273

Participant call-in: 647-788-4919 or 877-291-4570 (North American toll free number)

Replay number: 416-621-4642 or 800-585-8367 (North American toll free number)

Available until: 11:59 pm (April 2, 2015)

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)         Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate for the period. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the three and twelve months ended December 31, 2014 and 2013 is set out on page 23 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)         All-in sustaining costs and all-in sustaining cost per ounce are Non-GAAP measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there are no standardized meanings across the industry for these measures, the Company’s definitions conform to the all-in sustaining costs definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining costs as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining costs exclude growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes. The costs included in the calculation of all-in sustaining costs are divided by commercial gold ounces sold to obtain the all-in sustaining cost per ounce; US$ all-in sustaining cost per ounce sold is translated using the average Bank of Canada C$/US$ exchange rate for the period. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three and twelve months ended December 30, 2014 is set out on page 24 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(3)         Total production cost is the most directly comparable GAAP measure for both cash operating costs and all-in sustaining costs. Included in total production cost for the periods covered in this press release are non-cash share-based payment expense including: $0.4 million for the full-year 2014, $0.5 million for the full-year 2013, $0.1 million for the fourth quarter of 2014 and $0.2 million for the fourth quarter of 2013. The calculation of cash operating cost per ounce sold and all-in sustaining cost per ounce sold exclude this non-cash payment expense.

(4)         Bullion relates to gold poured in doré which has not yet been included in revenues and for which cash has not yet been received. The $61.5 million of cash and bullion at December 31, 2014 included $54.4 million of cash and $7.1 million of bullion.

(5)         Adjusted net earnings (loss) excludes impairment charges, other income/losses (which includes gains/losses and other costs incurred for acquisition and disposal of mining interests, unrealized and non—cash realized gains/losses on financial instruments) as well as significant non-cash non-recurring items. The Company also excludes the net (earnings) losses from the Company’s investments in associates as well as write down/off of investments in associates. The Company excludes these items from net earnings (losses) to provide a measure which allows the Company and investors to evaluate the operating results of the core operations of the Company and its ability to generate operating cash flows to fund working capital requirements, future capital expenditures and service outstanding debt. A reconciliation of adjusted net earnings (loss) to net earnings (loss) for the three and twelve months ended December 31, 2014 and 2013 is set out starting on page 24 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this press release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this press release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the SEC in the United States.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this press release and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com